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                                                                     EXHIBIT 4.6



                                      December 24, 2003


PFSweb, Inc.
500 North Central Expressway
Plano, TX 75074


Gentlemen:


         Reference is made to those certain Warrants (the "Warrants") dated November 7, 2003 issued by PFSweb, Inc. (the "Company") to the "Holders" identified therein and whose signatures appear below, to purchase an aggregate of 395,486 shares of common stock at an exercise price of $3.30 per share, as amended by that certain letter amendment dated December 15, 2003.



         The Company and each Holder hereby agrees that each Warrant is hereby amended so that Sections 10(b) and (c) therein read as follows:



                  "(b) Notwithstanding anything to the contrary contained herein, the maximum number of shares of Common Stock that the Company may issue pursuant to the Transaction Documents at an effective purchase price less than the Closing Price on the Trading Day immediately preceding the Closing Date equals 3,877,875 shares (the "ISSUABLE MAXIMUM"), unless the Company obtains the Stockholder Approval. If, at the time any Purchaser requests an exercise of any of the Warrants, the Actual Minimum (excluding any shares issued or issuable at an effective purchase price in excess of the Closing Price on the Trading Day immediately preceding the Closing Date) exceeds the Issuable Maximum and if the Company has not previously obtained the Stockholder Approval, then the Company shall issue to the Purchaser requesting such exercise a number of shares of Common Stock not exceeding such Purchaser's pro-rata portion of the Issuable Maximum (based on such Purchaser's share (vis-a-vis other Purchasers) of the aggregate purchase price paid under the Purchase Agreement and taking into account any Shares and Warrant Shares previously issued to such Purchaser), and the remainder of the Warrant Shares issuable in connection with such exercise or conversion (if any) shall constitute "Excess Shares" pursuant to Section 10(c) below. For the purposes hereof, "ACTUAL MINIMUM" shall mean, as of any date, the maximum aggregate number of shares of Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise in full of all Warrants, ignoring any limits on the number of shares of Common Stock that may be owned by a Purchaser at any one time. For the purposes hereof, "STOCKHOLDER APPROVAL" shall mean the affirmative vote of a majority of the votes cast by the holders of shares of the Company entitled to vote thereon in accordance with the applicable laws of the State of Delaware and Company's bylaws, as then in effect, to approve the issuance of shares of Common Stock in excess of the Issuable Maximum. No Shares or Warrant Shares shall be entitled to vote for purposes of the Stockholder Approval.



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                  (c) In the event that any Purchaser's receipt of shares of
Common Stock upon exercise of this Warrant is restricted based on the Issuable Maximum, the Company shall use its best efforts to obtain the Stockholder Approval as soon as is reasonably possible, but in any event not later than the 60th day after the event giving rise to such Excess Shares. If the Company fails to obtain the Stockholder Approval on or prior to the 60th day after such event, then the Company shall continue thereafter to use its best efforts to obtain the Stockholder Approval and, notwithstanding anything contained herein, the Expiration Date of this Warrant shall be extended until the date which is 90 days following the receipt of the Stockholder Approval."


         Except as set forth herein, all of the terms and provisions of the Warrants shall continue in full force and effect.

         The signature page to this letter is attached hereto and counterpart signature by facsimile is hereby authorized.



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